UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Smead Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

600 University Street, Suite 2412, Seattle, WA 98101

Telephone Number (including area code):	(877) 807-4122

Name and address of agent for service of process:

600 University Street, Suite 2412, Seattle, WA 98101

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:            Yes ☒            No ☐

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Seattle and State of Washington on the 1st day of August, 2014.

SMEAD FUNDS TRUST

/s/ William W. Smead
By: William W. Smead
President, Chairman and Chief Executive Officer

Attest:	/s/ Cole Smead
By:	Cole Smead
Title:	Treasurer, Principal Financial Officer and Principal Accounting Officer